Exhibit 99.1

VivoPower International PLC Reports Financial Results for the Six Months Ended December 31, 2021

Key strategic initiatives executed upon despite COVID-19 disruptions

Revenue, GP and EBITDA decline due to strict prolonged COVID-19 lockdowns in key markets, especially Australia

Definitive distribution partnerships for Tembo e-LV kits executed with GHH and Bodiz

Full ownership of US solar portfolio secured, rebranded to Caret and launched cryptomining venture, Caret Decimal

LONDON, February 24, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower”, the “Company”) today announced its half year results for the six months ended December 31, 2021.

Highlights for the half year ended December 31, 2021:

●	Group revenue declined 11% to $18.9 million due to strict COVID-19 lockdowns affecting projects and deliveries.
●	Group gross profit down 85% year on year to $0.5 million as a result, with group gross profit margin down to 3% (from 16%).
●	Underlying group adjusted EBITDA loss of $4.9 million, representing a decline versus $1.2 million profit in previous corresponding period.
●	Tembo e-LV distribution partner network expanded to six continents and 3,350 additional conversion kit pre-orders
●	Full control of U.S. solar joint venture secured with plans to launch renewable powered digital asset mining business, Caret Decimal
●	B Corp recertification completed and recognized as a top global impact company for the second consecutive year by the Real Leaders Impact Awards

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said, “Our half year results reflect another period where we have been adversely impacted by extended lockdowns in our key markets, particularly in Australia (which further tightened its international and interstate domestic borders from July 2021). These lockdowns and border restrictions have caused significant delays in both projects and deliveries, resulting in revenues being below budget. This includes a one off loss of $1.1 million at the gross margin level, attributable to the Bluegrass solar project in Australia, which became unprofitable directly as a consequence of COVID related interstate border closures and strict COVID related rules and regulations. Furthermore, the imposition of additional COVID-19 related compliance costs as well as increases in supply chain and logistics costs eroded our gross profit margins. As a result of these factors, we decided to delay some of our budgeted opex and capex investment until such time there was greater clarity on when lockdowns would be lifted and borders would be reopened. At the time of writing, it is pleasing to note that our key markets, including Australia, have announced the reopening of international borders from late February 2022 and we have been prepared in anticipation.

“While plans for both our Aevitas and Tembo business units were materially curtailed over the past six months, we were able to make significant progress with our US solar business, which has been renamed to Caret. During this period, we secured 100% ownership of the business, rebranded, announced a new Power-to-X strategy and signed a letter of intent to form a renewable powered cryptocurrency mining company, Caret Decimal together with an experienced New York based cryptomining group, Decimal Digital. As part of this deal, we expect to contribute 206.5 MW-DC of solar power development sites to Caret Decimal for a value of $20 million, received in the form of equity in Caret Decimal. Post balance date, Caret Decimal has signed a letter of intent to acquire the assets of Decimal Digital, which includes 1,000 mining rigs and relevant contracts. Caret Decimal has engaged capital raising advisers and is progressing with a $50+ million raising at the Caret Decimal level.

“We are pleased to have successfully passed our B Corp reassessment and retained our B Corp status. In addition, we are proud to have been recognized for the 2nd year in a row as one of the world’s top 100 impact companies by the Real Leaders Impact Awards. Upholding our B Corp and impact leadership status is an ongoing priority for the board and management team. In the spirit of this, I am pleased to also announce that we have nominated Peter Jeavons, who is a non-executive director on the board to be the Company’s Senior Independent Director. In addition, Matthew Cahir will step off the board and focus on his executive role. The rationale for this is to ensure there is a clear majority of independent directors on the board and that they are sufficiently empowered to deliver on their fiduciary duties. As appropriate, we will also seek to appoint another independent non-executive director.”

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS and may be different from non-IFRS or non-GAAP measures used by other companies.

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands)	2021	2020
Net loss	(10,031)	(382)
Income tax	(815)	366
Net finance expense / (income)	3,021	(2,259)
Share based compensation	1,284	704
Restructuring & other non-recurring costs	514	1,900
Depreciation and amortization	1,173	889
Adjusted (Underlying) EBITDA	(4,854)	1,218

Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands except per share amounts)	2021	2020
Net loss	(10,031)	(382)
Restructuring & other non-recurring costs	514	1,900
Adjusted (Underlying) Net After-Tax Profit / (Loss)	(9,517)	1,518

Group Basic EPS (dollars per share)	(0.49)	(0.03)
Restructuring & other non-recurring costs (dollars per share)	0.02	0.13
Group Adjusted (Underlying) EPS (dollars per share)	(0.47)	0.10

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell

Financial Results for the Six Months Ended December 31, 2021

The Company and its subsidiaries (the “Group”) generated revenue of $18.9 million, gross profit of $0.5 million, operating loss of $7.3 million, and net loss of $10.0 million in the first half of its current fiscal year ending June 30, 2022. This compares to the same period in the prior year when the Group generated revenue of $21.3 million, gross profit of $3.3 million, an operating loss of $0.4 million, and a net loss of $0.4 million.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar is represented by Caret and comprises 38 development-stage solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

The following are the results of continuing operations by reportable segment:

(Unaudited)
Six months ended December 31, 2021 (US dollars in thousands)	Critical Power Services	Electric Vehicles	Solar	SES	Corporate	Total
Revenue from contracts with customers	18,007	938	-	-	-	18,945
Cost of sales:
COVID 19 project disruption	(1,097)	-	-	-	-	(1,097)
Other costs of sales	(16,125)	(1,217)	-	-	-	(17,342)
Total Cost of Sales	(17,222)	(1,217)	-	-	-	(18,439)
Gross profit	785	(279)	-	-	-	506
General and administrative expenses	(1,595)	(2,196)	(22)	(495)	(3,618)	(7,926)
Gain on solar development	40	-	-	52	-	92
Other income	986	204	-	-	-	1,190
Depreciation and amortization	(904)	(264)	-	(1)	(4)	(1,173)
Operating profit/(loss)	(688)	(2,535)	(22)	(444)	(3,622)	(7,311)
Restructuring & other non-recurring costs	26	(203)	(139)	-	(198)	(514)
Finance income	-	-	-	-	-	-
Finance expense	(2,980)	-	39	(29)	(51)	(3,021)
Profit/(loss) before income tax	(3,642)	(2,738)	(122)	(473)	(3,871)	(10,846)
Income tax	199	616	-	-	-	815
Profit/(loss) for the period	(3,443)	(2,122)	(122)	(473)	(3,871)	(10,031)

(Unaudited)
Six months ended December 31, 2020	Critical Power Services	Electric Vehicles	Solar	SES	Corporate	Total
Revenue from contracts with customers	20,889	411	49	-	-	21,349
Cost of sales:
COVID 19 project disruption	-	-	-	-	-	-
Other costs of sales	(17,581)	(448)	-	-	-	(18,029)
Total Cost of Sales	(17,581)	(448)	-	-	-	(18,029)
Gross profit	3,308	(37)	49	-	-	3,320
General and administrative expenses	(1,208)	(130)	(633)	-	(1,859)	(3,830)
Gain/(loss) on solar development	24	-	(307)	-	-	(283)
Other income	1,307	-	-	-	-	1,307
Depreciation and amortization	(869)	(17)	(2)	-	(1)	(889)
Operating profit/(loss)	2,562	(184)	(893)	-	(1,860)	(375)
Restructuring & other non-recurring costs	-	(364)	-	-	(1,536)	(1,900)
Finance income	3,517	-	-	-	-	3,517
Finance expense	(1,187)	9	(13)	-	(67)	(1,258)
Profit/(loss) before income tax	4,892	(539)	(906)	-	(3,463)	(16)
Income tax	(456)	90	-	-	-	(366)
Profit/(loss) for the period	4,436	(449)	(906)	-	(3,463)	(382)

Revenue

Total revenue in the first half of the current fiscal year ending June 30, 2022 was $18.9 million, down from $21.3 million in the first half of the prior fiscal year.

Revenue from the Critical Power Services businesses, Kenshaw and J.A. Martin, was $18.0 million for the period, a decrease of 14% over the $20.9 million earned in the comparative period, due primarily to the impact of prolonged and strict COVID-19 lockdowns in Australia lasting over 6 months on business activity.

Revenue from the newly acquired Electric Vehicles business was $0.9 million compared to $0.4 million in the prior period, which represented two months’ revenue since its acquisition in November 2020. While some deliveries were made, COVID-19 lockdowns adversely impacted business activity.

Revenue by geographic area is as follows:

(Unaudited)	Six months ended December 31
(US dollars in thousands)	2021	2020
Australia	18,007	20,938
Netherlands	938	411
Total revenue	18,945	21,349

Cost of sales

Cost of sales in the first half of the current fiscal year ending June 30, 2022 was $18.4 million, compared to $18.0 million in the first half of the prior fiscal year. Cost of sales in the first half of the current year was comprised of $16.1 million of material and labor related to Critical Power Services sales and $1.2 million related to Electric Vehicles. Additionally cost of sales for Critical Power Services includes $1.1 million of non-recurring costs on the Bluegrass Solar project resulting from COVID-19 border restrictions temporarily preventing site access. In the first half of the prior fiscal year, cost of sales was comprised of $17.6 million material and labor costs related to Critical Power Services and $0.5 million related to Electric Vehicles.

Gross profit

Gross profit is equal to revenue less cost of sales and totaled $0.5 million for the six months ended December 31, 2021, compared to $3.3 million in the first half of the prior fiscal year. Critical Power Services gross margins have reduced to 4.4% in the first half of the current fiscal year, compared to 15.8% for the six months ended December 31, 2020, due to COVID-19 impacts on supply chain and operational efficiency, and the $1.1 million (6.1%) impact of COVID-19 border restrictions on the Bluegrass solar project. Electric Vehicles gross margin has reduced from (9.0%) to (29.7%). Negative gross margins reflect a lack of economies of scale and customized test kit componentry and assembly during low volume product development phase.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including director fees, employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses. General and administrative expenses for the first half of the current fiscal year ending June 30, 2022 were $7.9 million, compared to $3.8 million in the prior fiscal year, an increase of 107%, year-on-year. This is the result of the increase in headcount in corporate functions to support the hyperscaling of the business and inclusion of post-acquisition Tembo general and administrative expenses for only two months in the prior period. Adjusting for annualization of Tembo costs and excluding non-cash impact of share incentive awards granted to key employees, general and administrative expenses increased from $3.4 million to $6.6 million, an increase of 96%.

Gain/loss on solar development

The gain on solar development in the first half of the current fiscal year ending June 30, 2022 was $0.1 million in VivoPower Pty Limited and Critical Power Services in Australia, compared to a $0.3 million loss for the first half of the prior fiscal year.

Other income

Other income of $1.1 million in first half of the current fiscal year ending June 30, 2022 includes $1.0 million of COVID-19 relief grants in Critical Power Services in Australia, $0.3 million lower than in the prior year. In addition, $0.2 million of research and development grants were received for the Electric Vehicles division during the first half of the current fiscal year.

Depreciation and amortization

Depreciation and amortization charges were $0.7 million and $0.5 million, respectively, in the first half of the current fiscal year ending June 30, 2022, compared to $0.5 million and $0.4 million in the first half of the prior fiscal year. Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016 and of Tembo in November 2020.

Restructuring and other non-recurring costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

The results of operations for the first half of the current fiscal year ending June 30, 2022, include $0.5 million of restructuring and other non-recurring costs, comprising $0.2 million provision in Electric Vehicles for additional remediation required on legacy pre-production test kit assemblies and $0.2 million of corporate restructuring costs.

The $1.1 million one-time loss attributable to the Bluegrass solar project has not been included in this section but captured above the line in gross margin in accordance with IFRS guidance in relation to COVID affected results.

Finance expense

Finance expenses were $3.0 million in the first half of the current fiscal year ending June 30, 2022, comprising $1.4 million of interest on the parent company loan with AWN Holdings Limited (“AWN”) and $1.6 million foreign currency loss on the refinanced parent company loan with AWN, formerly Arowana International Limited, held in the Australian dollar denominated subsidiary, Aevitas O Holdings Pty, Ltd. There was a net finance income for the first half of the prior fiscal year of $2.3 million, comprising $2.5 million foreign currency gain on the parent company loan with AWN, $1.0 million credit for the loss rights to accrued dividends and interest on the convertible preference shares and convertible loan notes for instrument holders agreeing to reconstitute the convertible preference shares and convertible loan notes into Aevitas preference shares, offset by $1.3 million of interest on the parent company loan with AWN.

Income tax expense

The Company is subject to income tax for the period ended December 31, 2021 at rates of 19%, 21%, 25% and 30% in the United Kingdom, the U.SA., Netherlands, and Australia, respectively, and it uses estimates in determining its provision for income taxes.

Financial Position

Property, plant and equipment has increased by $1.7 million to $4.3 million as at December 31, 2021, resulting from $2.4 million additions, including $2.0 million for new leasehold premises in Kenshaw, offset by $0.6 million depreciation.

Intangible assets have increased $0.6 million from $47.4 million at June 30, 2021, to $48.1 million at December 31, 2021, resulting from $0.7 million capitalization of electric vehicle product development costs in Tembo, $0.5 million capitalization of solar project development costs in Caret, offset by $0.5 million amortization of intangible assets and $0.1 million reduction due to exchange rate movements on Australian dollar denominated intangible assets.

Deferred tax assets have increased $0.5 million to $3.0 million, due to recognition of development phase recoverable tax losses in Tembo.

Trade and other receivables of $11.3 million at December 31, 2021, have decreased $1.4 million since June 30, 2021, due to timing of project completions in Critical Power Services. Inventory of $1.4 million at December 31, 2021 comprises work in progress in Tembo.

Restricted cash of $1.1 million is being held as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

Trade and other payables of $9.9 million as at December 31, 2021, have increased by $1.0 million since June 30, 2021 due to timing of payroll payments, supplier contracts and additional cost accruals on the Bluegrass solar project in Critical Power Services.

As of December 31, 2021, the Company had $25.2 million of loans and borrowings outstanding, compared to $23.1 million at June 30, 2021, comprised of the following:

	December 31	June 30
(US dollars in thousands)	2021	2021
Current liabilities:
Other borrowings	260	36
Debtor invoice finance facility	-	-
Chattel mortgage	93	88
Financing agreement	164	59
Bank Loan	150	152
Lease liabilities	682	669
Shareholder loan	1,458	-
	2,807	1,004
Non-current liabilities:
Financing agreement	-	183
Bank Loan	77	159
Chattel mortgage	213	244
Lease liabilities	1,012	326
Shareholder loan	21,090	21,175
	22,392	22,087
Total	25,199	23,091

As at December 31, 2021, the Company had a loan principal balance with AWN, the Company’s most significant shareholder, of $21.1 million, unchanged since June 30, 2021, with no principal payment due under current terms until January 2023. To aid short term liquidity, AWN agreed to postpone settlement of $0.7 million monthly interest payments from November 1, 2021 to April 30, 2022, in return for an increase to the interest rate and line fee from a total of 8.8% to 12.0% during the period of non-payment of interest.

Furthermore, during December 2021, AWN provided an additional short-term loan of $1.0 million at an interest rate of 10%, and have since agreed to provide an additional $3 million short-term loan under the same terms, both repayable on April 30, 2022, while the Company arranges longer term financing solutions.

Lease liabilities have increased from $1.0 million at June 30, 2021 to $1.7 million at December 31, 2021, due to capitalization of new lease premises in Kenshaw.

On June 30, 2021, holders of convertible preference shares and convertible loan notes in Aevitas Group Limited exercised their right to convert the debt instruments into ordinary shares in VivoPower International PLC. Pursuant to the conversion, on July 21, 2021, the Company issued 2,005,190 restricted ordinary shares in VivoPower International PLC at a contracted price of $10.20. Of the new ordinary shares issued, 1,959,339 were issued to AWN Holdings Limited. Following this issuance, the beneficial ownership in VivoPower International PLC held by AWN Holdings Limited increased to 49.1%.

Cash Flow

Cash and cash equivalents have decreased from $8.6 million at June 30, 2021, to $3.3 million at December 31, 2021.

Net cash used in operating activities of $4.8 million comprises operating cash outflows of $6.9 million, offset by a $1.4 million reduction in trade and other receivables, due to timing impact of project completions in Critical Power Services, $0.8 million increase in trade and other payables due to Bluegrass project overruns in JA Martin, and $0.2 million net reduction in other working capital balances.

Cash outflows from investing activities of $2.8 million includes $1.6 million investment in property, plant and equipment, primarily being leased new property facility for Kenshaw, $0.7 million capital expenditure on electric vehicle product development costs in Tembo and $0.5 million capital expenditure on solar project development costs in Caret.

Cash inflow from financing activities of $2.5 million comprises primarily $1.6 million in short-term loans from AWN and other related parties and $0.7 million net lease liability new borrowings over lease payments.

Business Overview

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Critical Power Services

VivoPower’s wholly owned Australian subsidiaries, J.A. Martin and Kenshaw, provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to commercial and industrial customers. They have been trusted power advisers to their clients for over 40 years. Both J.A. Martin and Kenshaw are headquartered in the Hunter Valley region in New South Wales, the most densely populated industrial belt in Australia and the site of the New South Wales Government’s Hunter-Central Coast Renewable Energy Zone. With New South Wales recording the most COVID-19 cases in Australia, the effects of the COVID-19 pandemic on operational efficiency, business activity and wider business confidence have been markedly negative over the past six months. This has been offset to some degree by continued strong activity in the solar and infrastructure sectors.

Revenue from these businesses was $18.0 million for the six months ended December 31, 2021, a decrease of 14% from the same period in the prior year, primarily attributed to continued disruption to supply chains, increasing skills shortages, operational inefficiencies and ongoing delays in the commencement of projects due to the COVID-19 pandemic.

Gross margin reduced to 4.4% in the first half of the current fiscal year, compared to 15.8% for the six months ended December 31, 2020. The impact of COVID-19 on supply chains led to increased costs of materials, while COVID-19 public health directions impacted the availability and efficiency of labor. Gross margin was also impacted by the $1.1 million (6.1%) impact of COVID-19 border restrictions on the Bluegrass project in J.A. Martin. Overhead costs increased as skills shortages impacted labor costs and pandemic related expenses such as cleaning and personal protective equipment increased. General and administrative expenses for the first half of the current fiscal year were $1.6 million, compared to $1.2 million in the six months ended December 31, 2020. Operating profit was down to a loss of $0.7 million, compared to a profit of $2.6 million in the prior corresponding period.

In the longer-term, it is expected that both J.A. Martin and Kenshaw will benefit from ongoing tailwinds in sectors driven by structural change such as renewable energy, cloud infrastructure and health. Business from existing and new customers in these sectors is likely to offset any decline in activity from those sectors facing significant headwinds or experiencing structural decline such as mining and heavy industry. The Hunter Valley region has unique features which make it an ideal location for a Renewable Energy Zone as planned by the New South Wales Government. The region has good renewable resources and the opportunity to utilize existing power stations, rehabilitated mining land, electricity network infrastructure, port and transport infrastructure and a skilled workforce.

J.A. Martin’s focus on the rapidly growing solar farm sector has continued through its relationship with leading EPC, Grupo Gransolar. In September 2021, the business was awarded a contract for the completion of all electrical works for the 119 MW-DC Hillston Solar Farm in the Riverina region of southwestern New South Wales. This brings J.A. Martin’s total of completed and contracted solar farms to over 450 MW-DC. In addition, J.A. Martin has continued to win contracts in the water and sewerage infrastructure sector based on its quality of work and strong relationships with lead contractors and government utilities.

Kenshaw’s deliberate focus and growing reputation in new sectors was recognized when it completed the supply and install of electrical generators to a new COVID-19 mass vaccination hub in New South Wales. In addition to this important community facility, Kenshaw was engaged on a number of other health infrastructure related projects, continued to win ongoing service and maintenance contracts in the cloud infrastructure sector and reached agreement to supply four 2,750 kVA emergency backup generators to a data center customer in early 2022. Finally, the business completed a move of premises in late December 2021 that saw it consolidate operations from three different buildings into one and gain almost double the floorspace. It is expected that the efficiencies made available by the consolidation of operations and increased floorspace will more than offset the additional occupancy costs.

In addition to those solutions already provided by the Critical Power Services segment, the businesses are developing partnerships, sourcing suppliers and skilling their workforces in anticipation of being responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions. Most recently, the businesses entered into a Memorandum of Understanding with Relectrify, a leading supplier of battery energy storage systems that utilize second-life EV batteries, to explore the potential for the future deployment of second-life batteries from VivoPower’s own EVs into the Relectrify’s systems.

Electric Vehicles

Tembo e-LV is a specialist battery-electric and off-road vehicle company that designs and builds ruggedized and customized light electric vehicle solutions for customers across the globe including for the mining, infrastructure, oil and gas, utilities, and government services sectors. In the past six months, Tembo has largely focused its attention on the further development of a conversion kit to enable the conversion of the Toyota Landcruiser to a fully electric vehicle. Its engineering department is currently working on the development of this kit. To this end, it is currently looking at the right configuration of hardware and software so that all components are coordinated and, after installation, can meet the vehicle specifications as desired by its partners.

The past period has been marked by the restrictions imposed by the COVID-19 pandemic. Despite this, Tembo has been able to weather this period well. However, it is clear that, due to the blockade of the Suez Canal in the first part of 2021 as well as the high demand for technical components in general and chips in particular, the right choice of suppliers for delivery of essential products is critical. In addition to the choices of suppliers and products, extra caution is required with regard to cost increases of components as well as transportation.

In the six months ending December 31, 2021, VivoPower has signed distribution agreements for Tembo electric light vehicle (“e-LV") products with Bodiz International Group LLC (350 Tembo e-LV conversion kits) and GHH Group GmbH (3,000 Tembo e-LV conversion kits). This brings the total number of kits planned for delivery in the coming years to over 7,800 units. Further growth in the next six months is expected. In addition to the intention to purchase these aforementioned units, Tembo has received orders for the delivery of both 100% electric and fuel powered Toyota Landcruisers for the mining industry, further confirming Tembo’s good relationships with its partners as well as end users in the mining industry.

Sustainable Energy Solutions (“SES”)

VivoPower’s Sustainable Energy Solutions (“SES”) segment comprises the Company’s customer-focused, holistic SES business announced at the time of the Company’s strategic pivot in August 2020.

The Company’s new customer-focused SES business is centered on a strategy to focus on delivering holistic SES to industrial customers and other large energy users comprised of the three key elements:

●	EV and battery leasing;
●

critical power “electric-retrofit” of customers’ sites (e.g. warehouses and depots) to enable optimized EV battery charging and encompassing renewable power generation (including solar), battery storage and microgrids; and

●	EV battery reuse and recycling (including potential second-life applications as an element of critical power requirements on a customer’s site).

In Australia, the SES business draws on the experience and capabilities of VivoPower’s Critical Power Services businesses (J.A. Martin and Kenshaw) to deliver solutions to customers, while in other markets, it intends to partner with experienced local critical power services companies.

During the six months ended December 31, 2021, the Company continued to progress development of its first full-suite SES project with English Premier League Football Club Tottenham Hotspur F.C. (“THFC”), evaluating solar, battery and microgrid solutions for THFC’s stadium and training ground in the United Kingdom. In addition, it has originated a number of SES project opportunities including in the infrastructure (in particular ports) and mining sectors.

Given that the SES business segment was only newly established in the latter half of the past financial year, it has generated immaterial revenues and has not incurred any significant costs to date. VivoPower expects there to be significant growth going forward, which will also necessitate investment in people and technology. The Company continues to actively work on originating new SES projects for both new and existing (through J.A. Martin and Kenshaw) customers of the VivoPower group of companies.

Solar

The Company’s key objective with respect to its solar business continues to be the value accretion and monetization of its portfolio of U.S. solar projects, with a view to using the proceeds to support execution of the Company’s SES strategy.

VivoPower’s portfolio of U.S. solar projects is held by its wholly owned subsidiary, Caret LLC (“Caret”), which was previously a joint venture with an affiliate of Innovative Solar Systems LLC (“ISS”). Caret owns a diversified portfolio totaling 38 solar projects in nine states across the U.S.A., with a combined potential electrical generating capacity of 1.8 GWdc.

In June 2020, the Company announced that it had assumed management control and taken over the Manager and Developer responsibilities for Caret (then known as Innovative Solar Ventures I, LLC). This action was taken as the Company was of the considered view that ISS had materially breached the terms of the joint venture agreements and failed to cure that breach within a reasonable amount of time. Subsequently, in July 2021 VivoPower announced that it had secured a settlement resulting in the Company gaining full ownership of the remaining 50% of the equity interest in the portfolio which was previously owned by ISS. Shortly thereafter, the Company effected the name change from Innovative Solar Ventures I, LLC to Caret LLC.

At the time of writing, there are 12 sites in the Caret portfolio totaling 682 MW-DC that are actively being developed, of which 11 are in Texas and one is in New Mexico. The projects are geographically diversified and strategically located in areas with relatively low solar project penetration. Each of the Caret projects have either reached or are approaching late-stage development status, with major interconnection and environmental studies completed and land secured for up to 40 years. None of these projects have been written up in value and continue to be carried at cost, despite the fact that three projects totaling 206.5 MW-DC are expected to be contributed to a new cryptocurrency mining venture called Caret Decimal for a value of $20 million.

The other 26 projects totaling approximately 1,162 MW-DC had been previously discontinued. At the time of writing, the Company has commenced the re-evaluation of these projects with a view to development for cryptomining projects.

During the six months ended December 31, 2021, VivoPower also completed several key initiatives aimed at enhancing the economic value of the active Caret projects. Of note, the Company successfully negotiated new land lease terms for eight sites which will substantially reduce operating costs over the operational life of the projects. Additional efforts aimed at further reducing operating expenses, including negotiating tax abatements with local authorities, are ongoing.

Consistent with Caret’s Power-to-X strategy, in December 2021, the Company announced that Caret had signed a letter of intent with an experienced digital asset mining team to launch Caret Decimal, a renewable powered digital asset mining business. In connection with the transaction, Caret would contribute an initial 206.5 MW-DC of its projects in Cottle and Hardeman Counties, Texas to Caret Decimal. Valued at $20 million, the sites will be built and commissioned for 100% renewable powered digital asset mining in exchange for equity in Caret Decimal. Once fully operational, these sites are expected to have 4,398 petahash capacity and a fleet of 33,000 mining rigs.

VivoPower believes that the Power-to-X potential of Caret’s projects presents a strategic pathway to maximizing the value of the Caret portfolio, even though solar development in isolation is no longer the Company’s core activity. Any proceeds generated from monetization of Caret’s projects, whether or not for Power-to-X applications, are expected to be re-invested back into the Company’s core SES strategy.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income

For the Six Months Ended December 31, 2021

(Unaudited)

	Six months ended December 31
(US dollars in thousands except per share amounts)	2021	2020
Revenue from contracts with customers	18,945	21,349
Cost of sales:
COVID 19 disruption	(1,097)	-
Other cost of sales	(17,342)	(18,029)
Total cost of sales	(18,439)	(18,029)
Gross profit	506	3,320
General and administrative expenses	(7,926)	(3,830)
Gain/(loss) on sale of assets	92	(283)
Other income	1,190	1,307
Depreciation of property, plant and equipment	(645)	(475)
Amortization of intangible assets	(528)	(414)
Operating (loss)/profit	(7,311)	(375)
Restructuring & other non-recurring costs	(514)	(1,900)
Finance income	-	3,517
Finance expense	(3,021)	(1,258)
(Loss)/profit before income tax	(10,846)	(16)
Income tax	815	(366)
(Loss)/profit for the period	(10,031)	(382)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	430	1,005
Total comprehensive (loss)/income for the period	(9,601)	623

Earnings per share	USD	USD
Basic	(0.49)	(0.03)
Diluted	(0.49)	(0.03)

Of the $0.4 million net loss for the six months ended December 31, 2020, $0.2 million was attributable to the Company and $0.2 million was attributable to the non-controlling interest in Tembo.

VivoPower International PLC

Consolidated Statement of Financial Position

As at December 31, 2021

	December 31	June 30
	2021	2021
(US dollars in thousands)	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	3,612	2,575
Intangible assets	48,094	47,449
Deferred tax assets	3,014	2,495
Total non-current assets	54,720	52,519

Current assets
Cash and cash equivalents	3,293	8,604
Restricted cash	1,112	1,140
Trade and other receivables	11,298	12,712
Inventory	1,415	1,537
Total current assets	17,118	23,993
TOTAL ASSETS	71,838	76,512

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	9,907	8,917
Income tax liability	83	708
Provisions	2,544	2,802
Loans and borrowings	2,807	1,004
Total current liabilities	15,341	13,431

Non-current liabilities
Loans and borrowings	22,392	22,087
Provisions	177	165
Deferred tax liability	391	411
Total non-current liabilities	22,960	22,663
Total Liabilities	38,301	36,094

Equity
Share capital	251	222
Share premium	98,642	76,229
Cumulative translation reserve	(11)	(1,465)
Other reserves	(5,889)	15,314
(Accumulated deficit)/ retained earnings	(59,456)	(49,882)
Total equity	33,537	40,418

TOTAL EQUITY AND LIABILITIES	71,838	76,512

VivoPower International PLC

Consolidated Statement of Cash Flow

For the Six Months Ended December 31, 2021

(Unaudited)

	Six months ended December 31
(US dollars in thousands)	2021	2020
Profit / (loss) before income tax	(10,846)	(16)
Income tax	(349)	(38)
Finance expense	3,021	(2,259)
Depreciation of property, plant and equipment	645	475
Amortization of intangibles assets	528	414
Gain/(loss) on solar development	-	324
Other reserves movements	109	40
Decrease in trade and other receivables	1,411	671
Increase / (decrease) in trade and other payables	810	(5,608)
Increase in inventories	122	(102)
(Decrease)/ increase in provisions	(246)	(647)
Net cash used in operating activities	(4,794)	(6,746)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,682)	(495)
Purchase of subsidiaries	-	(1,053)
Investment in capital projects	(1,206)	-
Proceeds on sale of capital projects	-	182
Net cash (used in) / from investing activities	(2,888)	(1,366)

Cash flows from financing activities
Issuance of share capital	135	26,358
Related party loan borrowings / (repayments)	1,638	(112)
Lease borrowings / (repayments)	699	(171)
Debtor finance borrowings / (repayments)	224	(408)
Other borrowings repayments	(188)	-
Equity instruments interest, dividends	-	(2,894)
Transfers from / (to) restricted cash	28	(83)
Finance expense	(84)	(247)
Net cash from /(used in) financing activities	2,452	22,443

Net increase / (decrease) in cash and cash equivalents	(5,230)	14,331
Effects of exchange rate changes on cash held	(81)	243
Cash and cash equivalents at the beginning of the period	8,604	2,824
Cash and cash equivalents at the end of the period	3,293	17,398

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the Six Months Ended December 31, 2021

(Unaudited)

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings	Non- controlling interest	Total Equity
At July 1, 2020	163	40,215	21,408	(3,307)	(40,773)	184	17,890
Total comprehensive loss for the period	-	-	-	-	(381)	-	(381)
FX on translation of foreign operations	-	-	-	3,511	(2,506)	-	1,005
Equity instruments	-	-	(2,894)	-	-	-	(2,894)
Employee share scheme	7	-	439	-	-	-	446
Issue of shares	40	28,710	(2,394)	-	-	-	26,356
Other reserves	-	-	20	-	(43)		(23)
Non-controlling interest	-	-	-	-	-	1,632	1,632
At December 31, 2020	210	68,925	16,579	204	(43,704)	1,816	44,030

Total comprehensive loss for the period	-	-	(241)	-	(7,190)	-	(7,431)
FX on translation of foreign operations	-	-	-	(1,669)	-	-	(1,669)
Equity instruments	-	-	(247)	-	-	-	(247)
Employee share scheme	2	962	(332)	-	-	-	632
Issue of shares	9	5,606	(410)	-	-	-	5,205
Other share issuances	1	736	(35)	-	-	-	701
Non-controlling interest	-	-	-	-	1,012	(1,816)	(804)
At June 30, 2021	222	76,229	15,314	(1,465)	(49,882)	-	40,418

Total comprehensive loss for the period	-	-	-	-	(10,031)	-	(10,031)
FX on translation of foreign operations	-	-	(102)	1,454	430	-	1,782
Employee share scheme	4	1,671	(599)	-	-	-	1,076
Issue of shares	25	20,742	(20,502)	-	-	-	265
Other reserves	-	-	-	-	27		27
At December 31, 2021	251	98,642	(5,889)	(11)	(59,456)	-	33,537